Exhibit 21.1

List of Principal Subsidiaries and Variable Interest Entity of the Registrant

Principal Subsidiaries	Place of Incorporation
Earntz International Limited	Hong Kong
Shanghai Earn and Earn Management Consulting Co., Ltd.	PRC
Beijing Earn and Earn Management Consulting Co., Ltd.	PRC

Consolidated Variable Interest Entities	Place of Incorporation
Shanghai Earntz Nonwoven Co., Ltd.	PRC
Beijing Earntz Technology Co., Ltd.	PRC